Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. SCHEDULES THIRD QUARTER 2017 RESULTS
RELEASE AND CONFERENCE CALL FOR WEDNESDAY, NOVEMBER 15, 2017
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Conference Call Scheduled at 9am ET

AZOUR, Israel – October 23, 2017 – Ituran Location and Control Ltd. (NASDAQ: ITRN), announced that it will be releasing its third quarter 2017 results on Wednesday, November 15, 2017.

The Company will also be hosting a conference that day at 9am Eastern Time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, call one of the following teleconferencing numbers.  Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553
ISRAEL Dial-in Number: 03 918 0664
CANADA Dial-in Number: 1 888 604 5839
INTERNATIONAL Dial-in Number:  +972 3 918 0664
At:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security. Its products and applications are used by customers in over 20 countries.

Ituran's subscriber base has been growing significantly since the Company's inception to over 1 million subscribers using its location based services with a market leading position in Israel and Brazil. Established in 1995, Ituran has over 1,500 employees worldwide, with offices in Israel, Brazil, Argentina and the United States. For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi (udi_m@ituran.com) VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft/Gavriel Frohwein (ituran@gkir.com) GK Investor Relations (US) +1 646 688 3559